

October 5, 2007

<u>Mail Stop 3561</u>

Jodi Taylor
Chief Financial Officer
Harold's Stores, Inc.
5919 Maple Avenue
Dallas, Texas 75235

RE: **Harold's Stores, Inc.**
Amendment No. 2 to Schedule 14A filed on September 7, 2007
File No. 001-10892

Amendment No. 2 to Schedule 13E-3 filed on September 7, 2007
File No. 005-40218

Dear Ms. Taylor:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

<u>General</u>

1. We note your acknowledgement in your letter dated September 6, 2007 that the financial information in the Proxy Statement will be subsequently updated following the submission of the Company's Form 10-Q for the quarter ended August 4, 2007. Now that this information has been filed, please update your

disclosure and confirm that you will mail this information to security holders, as you state on page 50 of the proxy statement.

2. We note a Form 8-K was filed on October 2, 2007 indicating that you have modified the terms of the Subordinated Loan Agreement with RonHow LLC. Please update your disclosure as applicable.

Proxy Statement

Special Factors, page 10

Fairness Determination by the Company and the Filing Persons, page 20

3. We note your response to prior comments 14 and 18 of our letter dated August 24, 2007. We continue to believe that your disclosure is not clear to what extent the Board conducted it's own analysis or adopted the analysis of the Special Committee as to the fairness of the transaction. While it appears clear that the Board adopted the analysis of the Special Committee generally speaking on page 22, it appears that the Board conducted its own analysis as to the procedural fairness of the transaction as indicated on pages 23-24 and as to the substantive fairness of the transaction as indicated on pages 24-26. Because some, but not all, of the factors discussed generally on pages 20-22 would seem to be duplicative of those factors discussed as to the substantive fairness of the transaction on pages 24-25, your disclosure is confusing as to which factors were considered by the Special Committee, the Board or both. As examples, cost savings and the Reverse Stock Split ratio are mentioned as factors on pages 21 and on pages 24, however it would appear that the former factors were considered solely by the Special Committee and adopted by the Board whereas in the latter discussion the factors appear to have been considered by the Special Committee and the Board. Please clarify.

Further, if the Board has adopted the analysis of the Special Committee, then it seems inappropriate for the Filing Persons to adopt the analysis of the Board, as they do on page 22, as to the fairness of the transaction generally speaking, considering the Board has adopted the analysis of the Special Committee here. Please ensure that this discussion is consistent with any revisions you make in response to the above paragraph.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

Michael M. Stewart, Esq.
Crowe & Dunlevy
Via Fax: (405) 272-5238